Exhibit 23.02

Consent of Independent Registered Public Accounting Firm

Amyris, Inc.

Emeryville, San Francisco

We hereby consent to the incorporation by reference in the Registration Statements on Form S-8 (Nos. 333-169715, 333-172514, 333-180006, 333-187598, 333-188711, 333-195259, 333-203213, 333-210569, 333-217345, 333-224316 and 333-225848) of Amyris, Inc. of our report dated September 30, 2019, relating to the consolidated financial statements which appears in this Form 10-K. Our report contains an explanatory paragraph regarding the Company’s ability to continue as a going concern.

/s/BDO USA, LLP

San Jose, California

October 1, 2019

BDO USA, LLP, a Delaware limited liability partnership, is the U.S. member of BDO International Limited, a UK company limited by guarantee, and forms part of the international BDO network of independent member firms.

BDO is the brand name for the BDO network and for each of the BDO Member Firms.